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SEC FILE NUMBER
8-69809

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Abel Noser, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Battery Park Plaza, 6th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Papatsos	646-432-4012	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

600 Third Avenue	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

ABEL NOSER, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

OATH OR AFFIRMATION

I, John Papatsos, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Abel Noser, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN R. WURTHMANN
Notary Public, State of New York
Registration #01WU6346620
Qualified In Nassau County
Commission Expires Aug. 15, 2021

Signature:

Title: Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition
- ■ (b) Notes to consolidated statement of financial condition
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Notes to Statemen of Financial Condition 3 - 9

Tel: 212-576-1400
Fax: 212-576-1414
www.bdo.com

600 Third Avenue, 3rd Floor
New York, NY 10016

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Abel Noser, L.L.C.
New York, New York

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Abel Noser, L.L.C. (the "Broker-Dealer") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Broker-Dealer's auditor since 2021.

BDO USA, LLP

New York, New York
March 30, 2022

ABEL NOSER, L.L.C.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	2,676,803
Cash segregated under federal and other regulations		812,538
Receivable from clearing broker		453,352
Receivables - other		1,006,764
Deposit at clearing broker		3,500,000
Property and improvements, net		60,805
Prepaid expenses and other assets		66,560
	$	8,576,822

LIABILITIES AND MEMBER'S EQUITY

Payable to customers:		
Requiring reserve	$	347,720
Reserve not required		389,311
Accounts payable, accrued expenses, and other liabilities		1,371,001
Due to related parties		2,540,780
		4,648,812
Commitments and contingent liabilities (Notes 12 and 16)		
Member's equity		3,928,010
	$	8,576,822

1 - Organization and description of business

Abel Noser, L.L.C. (the "Company") is a Delaware Limited Liability Company and is a wholly owned subsidiary of Abel Noser Holdings, L.L.C. (the "Parent"). On October 24, 2016, the Parent purchased the assets and assumed payment of certain liabilities of Abel/Noser Corp. and Abel Noser Solutions, Ltd. The Parent funded and transferred the brokerage related assets and liabilities to the Company.

On August 23, 2021, the Parent purchased the assets and assumed payment of certain liabilities of Trade Informatics Inc., including its wholly owned broker-dealer subsidiary, Trade Informatics LLC (TI), as well as Trade Informatics Europe Ltd. Simultaneous to this purchase, the Parent transferred the TI assets and liabilities to the Company. In accordance with ASC 805, these identifiable assets and identifiable liabilities were recorded at their historical cost, which was at fair value, and consisted of the following:

Cash	$1,121,791
Receivables – other	440,989
Prepaid expense	5,800
Accounts payable	(52,000)
Total	$1,516,580

The Company has two major lines of business. One is a discount brokerage primarily for institutional clients including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission (SEC), a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC). The second line of business is a system acquired in the TI acquisition which allows the customer to more efficiently deliver orders to third party executing brokers. The Company receives a share of the commission from the executing broker based on a contractually agreed upon percentage.

2 - Significant accounting policies

Basis of financial statement presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash
Cash consists of demand deposits in commercial banks.

Receivables-other
Management reviews the receivables monthly and has determined that an allowance for credit losses is not necessary.

Property and improvements
Property and improvements are recorded at cost less accumulated depreciation and amortization. Telecommunications equipment is depreciated over seven years, computer equipment is depreciated over five years and software is depreciated over three years;

2 - Significant accounting policies (continued)

Property and improvements (continued)
these categories of assets are depreciated using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Impairment of long-lived assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment has occurred, the asset will be written down to its estimated fair value, which is based on the expected discounted future cash flows. The Company has determined that no impairments exist at December 31, 2021.

Securities transactions and related clearing expenses
Revenue for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Transaction execution optimization revenue
The Company invoices the executing brokers monthly for transactions routed to the executing broker during the month, on a trade date basis.

Income taxes
The Company is a single member limited liability company and is a disregarded entity for income tax purposes. The Company's income and deductions are included in the Parent's income tax returns. However, the Company is subject to certain state fees. The Parent Company has elected, for tax purposes, to be treated as a partnership. Accordingly, it is not subject to federal and state income taxes. However, the Parent is subject to New York City Unincorporated Business tax on its income, including the income passed through from the Company. The Company calculates its city income tax expense as if it filed a separate return.

Income taxes are accounted for by the asset/liability approach in accordance with accounting standards. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from the differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total income taxes payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

Current and deferred tax provisions in financial statements include consideration of uncertain tax positions in accordance with accounting standards. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and

2 - Significant accounting policies (continued)

Income taxes (continued)
penalties, accounting in interim periods, disclosure, and transition. For the year ended December 31, 2021, the Company did not have any unrecognized tax benefits as a result of tax positions taken.

Subsequent events
Management has reviewed events through the date the financial statements were issued. There were no subsequent events that required disclosure, except as noted in Note 10.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates, and those differences may be material.

Clearing arrangements
The Company has arrangements with clearing brokers to provide clearing services on behalf of its customers on a fully disclosed basis. All customer records are maintained by the clearing brokers. Pursuant to the clearing agreement, the Company is required to maintain deposits totaling $3,500,000 with the clearing broker. At December 31, 2021, the Company had $453,352 due from its clearing broker for operations, which is included in receivable from clearing broker on the Statement of Financial Condition.

Because of the very short period of credit exposure and also considering the credit quality of the clearing broker, the Company determined any expected credit loss on the receivable from clearing broker to be de minimis.

Similarly, the expected credit loss associated with the Company's deposit at clearing broker is considered to be de minimis given the clearing broker's credit quality.

Expected credit loss
Accounting Standards Codification (ASC) 326-20, Financial Instruments – Credit Losses, requires the Company to estimate the credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The company would recognize the credit loss as an allowance for credit losses. The Company does not believe that an allowance is necessary for any of its assets.

Covid-19
Under the CARES Act Payroll Protection Program the Company received loan proceeds in the amount of $378,500. On January 21, 2021 the Company received notice that the Small Business Administration approved the loan forgiveness.

2 - Significant accounting policies (continued)

Covid-19
There still remain current uncertainties in the economy related to the COVID-19 outbreak, which has led to increased market volatility. The period over which such volatility will persist, as well as any longer term adverse effects on the world economies and markets, is difficult to predict as the situation still continues. The Company's revenues and results for the next financial year may continue to be impacted by COVID-19.

3 - Cash segregated under federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2021, the Company was required to reserve for $347,720 for commission recapture customers.

4 - Receivables – other

This is comprised of the following:

Advances to customers	$ 244,706
Receivable from broker/dealer	762,058
Total	$ 1,006,764

5 - Property and improvements, net

This is comprised of the following:

Leasehold improvements	$ 112,371
Computer equipment and software	82,972
Telecommunications equipment	48,123
Office furniture	8,467
	251,933
Less - accumulated depreciation and amortization	(191,128)
Net	$ 60,805

6 - Payable to customers, requiring reserve

This balance represents customer related credits arising from commission recapture programs.

7 - Payable to customers, other

This balance represents customer related credits arising from soft dollar programs.

8 - Accounts payable, accrued expenses, and other liabilities

This is comprised of the following:

Trade payables	$ 160,219
Accrued salaries, commissions and bonuses	935,883
Other payables	274,899
Total	$ 1,371,001

9 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital, as adjusted, of $2,793,881, which was $2,483,960 in excess of the required $309,921. The Company's net capital ratio was 1.66 to 1.

10 - Related party transactions

The Company has entered into expense sharing agreements with the Parent and Abel Noser Solutions L.L.C. (AN Solutions), a related party through common ownership.

The Company provides financial services to AN Solutions, which include payroll processing, accounts payable and accounts receivable processing and collection, monthly financial statements and general accounting and bookkeeping support.

AN Solutions provides technology services to the Company. These services include the maintenance of the day to day infrastructure, Help Desk support as well as other computer related services. At December 31, 2021 the Company had a $59,852 payable to AN Solutions.

The Company sublets its office space from the Parent. Rent is calculated based on the square footage of the space occupied by the Company. In addition, the Parent provides the Company with Human Resources support as well as business oversight. At December 31, 2021, the Company borrowed from the Parent $2,480,928 which is included in due to parent on the Statement of Financial Condition.

In 2022 the Parent contributed to capital $2,300,000 of the amount reported as due to parent on the Statement of Financial Condition.

11 - Commitments and contingencies

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

11 - Commitments and contingencies (continued)

The Company is exposed to various asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations. In accordance with the relevant accounting guidance, the Company provides disclosures of matters for which the likelihood of material loss is at least reasonably possible.

On October 20, 2021, TI, (which had merged with the Company in August 2021), was named as a defendant, among others, by a vendor, asserting breach of licensing agreements with plaintiff related to use of plaintiff's software programs and misappropriated plaintiff's intellectual property in developing its own open source software. The plaintiff named Abel Noser Holdings LLC (the Parent) as a defendant. By an Order dated January 25, 2022, the Court dismissed the Parent from the action, granted plaintiff leave to file an amended complaint as to the Company and scheduled a preliminary conference for March 31, 2022. The Company believes the action is without merit and will vigorously defend its position.

12 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser L.L.C. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

13 - Concentration of credit risk

The Company maintains various bank and money market accounts that at times may exceed the maximum FDIC limit. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

Net Commissions generated by three of the Company's customers for the year ended December 31, 2021 exceeded 10% of the net commissions. Net commissions generated by these customers were: 18% of the net commissions; 12% of the net commissions; and 11% of the net commissions.

14 - Income taxes

In applying the separate-return approach the Company determined that it would have a New York City net operating loss carryforward.

The carryforward creates a deferred tax asset of approximately $334,000. Since it is uncertain whether the benefit of the net operating loss will be utilized, a valuation allowance has been established for the full amount of the deferred tax asset related to this operating loss. The deferred tax asset as well as the valuation allowance could be reduced if estimates of future benefits, based upon subsequent available evidence, can

14 - Income taxes (continued)

be deemed to be attainable to enable the Company to realize the value of the underlying asset.

15 - Off balance-sheet credit risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company maintains credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since pursuant to the clearing agreements, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk of changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2021.

16 – SEC Rule 15c3-3

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of SEC Rule 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of SEC Rule 15c3-3(k)(2)(ii).